

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 12, 2009

Via U.S. Mail and Facsimile (951) 676-9260
Mr. Shad L. Burke
Chief Financial Officer
Outdoor Channel Holdings, Inc.
43445 Business Park Drive, Suite 103
Temecula, California 92590

> **RE: Outdoor Channel Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 9, 2009, as amended November 5, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 000-17287**

Dear Mr. Burke:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director